Schering divests stake in Finnish joint venture to Nycomed

Berlin, May 15, 2003 - Schering AG, Germany (FSE: SCH; NYSE: SHR) has sold the remaining 49 per cent of Oy Leiras Finland Ab to the Nycomed Group for approximately EUR 43 million.

The divestment will complete the transfer of the Finnish joint venture between Nycomed and the Schering Group, which established Oy Leiras Finland Ab as a separate entity in January 2001, based on the domestic business of former Leiras Oy and Nycomed Group's Finnish subsidiary, Oy Nycomed Ab.

The transaction has no effect on the ownership basis of Schering Oy (former Leiras Oy), which remains a wholly-owned subsidiary of Schering AG. Schering Oy continues to manufacture globally marketed products of Schering, such as Mirena(R) and Bonefos(R), and to market Schering's portfolio in Finland, including Betaferon(R), Yasmin(R) and Meliane(R).

Initially Nycomed Group owned 24.9 per cent of Oy Leiras Finland Ab. On December 31, 2002, according to the agreement with Schering, the Nycomed Group acquired an additional 26.1 per cent, extending Nycomed Group's total ownership to 51 per cent. Effective May 31, 2003, Nycomed will become sole owner of Oy Leiras Finland Ab.

Schering and Nycomed will continue close co-operation, for example, Schering Oy will still manufacture products for Oy Leiras Finland Ab.

END

Schering Oy's areas of expertise comprise gynecology and andrology, special therapeutics for the treatment of serious diseases, oncology and hematology, diagnostic imaging and polymer-based drug delivery technology. Schering Oy has nearly one thousand qualified and motivated pharmaceutical professionals in Turku, Helsinki and Tikkakoski, as well as a sales representative network that covers the whole country. Net sales in 2002 (proforma) was EUR 206,46 million. The company was formed through the merger of Leiras Oy and Schering Oy in 2003. The company has the broadest scope of activities among the foreign-owned pharmaceutical companies in Finland.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Your contact in Finland:
Communications Manager, Anna-Mari Salokorpi, T: +358-2-333 2449, anna-mari.salokorpi@schering.fi

Find additional information at: www.schering.de/eng